CONSENT of AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
U.S. Securities and Exchange Commission
TSX Toronto Stock Exchange

Dears Sirs/Mesdames:

I, Charley Z. Murahwi, P.Geo., MAusIMM consent to the public filing of the technical report titled “NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanacevi Project, Durango State, Mexico”, dated March 18, 2008 (the "Technical Report"), and to extracts from or a summary of, the technical report in the Annual Information Form dated March 31, 2009, the Annual Report on Form 40-F dated March 31, 2009 and the Management Discussion &Analysis dated March 23, 2009, of Endeavour Silver Corp.

I confirm that I have read the Annual Information Form dated March 31, 2009, the Annual Report on Form 40-F dated March 31, 2009 and the Management Discussion &Analysis dated March 23, 2009 of Endeavour Silver Corp and that they fairly and accurately represent the information in the technical report.

Dated this 31st day of March, 2009.

“Charley Z. Murahwi”

____________________
Charley Z. Murahwi, M.Sc., P.Geo.,MAusIMM

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

CONSENT of AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
U.S. Securities and Exchange Commission
TSX Toronto Stock Exchange

Dears Sirs/Mesdames:

I, Charley Murahwi, M.Sc., P.Geo., MAusIMM consent to the public filing of the technical report titled “NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico”, dated March 18, 2008 (the "Technical Report"), and to extracts from or a summary of, the technical report in the Annual Information Form dated March 31, 2009, the Annual Report on Form 40-F dated March 31, 2009 and the Management Discussion &Analysis dated March 23, 2009, of Endeavour Silver Corp.

I confirm that I have read the Annual Information Form dated March 31, 2009, the Annual Report on Form 40-F dated March 31, 2009 and the Management Discussion &Analysis dated March 23, 2009 of Endeavour Silver Corp and that they fairly and accurately represent the information in the technical report.

Dated this 31st day of March, 2009.

“Charley Z. Murahwi”
___________________________________________
Charley Z. Murahwi, M.Sc., P.Geo.,MAusIMM
Micon International Limited

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763